UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bistro Planet, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
October 7, 2016

Physical address of issuer
22900 Ventura Blvd, Suite 250, Woodland Hills, CA 91367

Website of issuer
https://www.bistroplanet.com

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
February 23, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$25,612	$0
Cash & Cash Equivalents	$25,181	$0
Accounts Receivable	$431	$0
Short-term Debt	$11,882	$0
Long-term Debt	$0	$0
Revenues/Sales	$3,363	$0
Cost of Goods Sold	$3,741	$0
Taxes Paid	$0	$0
Net Income	$(378)	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript
EXHIBIT F: Disclosure Statement

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 7, 2017

Bistro Planet, Inc.

BISTRO
PLANET

Up to $750,000 of Crowd Notes

Bistro Planet, Inc. (the "company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 23, 2018. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by February 23, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 23, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.bistroplanet.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/bistro.planet/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Bistro Planet, Inc. (the "Company") is a California Corporation, formed on October 7, 2016.

The Company is located at 22900 Ventura Blvd, Suite 250, Woodland Hills, CA 91367.

The Company's website is https://www.bistroplanet.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/bistro.planet/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$750,000
Minimum investment amount per investor	$500
Offering deadline	February 23, 2018
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 15-16, 18-20 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future, including but not limited to companies that offer point of sale services, logistics and transportation services, and online ordering and reservation services. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Roie Edery, Aleksey Klempner, and Eran Peery who are the founders and key employees of the Company. The Company has or intends to enter into employment agreements with Roie Edery, Aleksey Klempner, and Eran Peery although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Roie Edery, Aleksey Klempner, and Eran Peery or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials.
The Company has incurred losses from inception of approximately $36,848 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions and advertising services. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Our earnings may decrease because of changes in prevailing interest rates.

Our profitability is directly affected by changes in prevailing interest rates. In particular, we charge a 2.75% transaction fee, a substantial portion of which represents the cost of providing that service. A higher interest rate environment could result in higher fees being charged by our third party transaction partner, which could negatively impact our profitability.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

We rely heavily on our technology, but we may be unable to adequately or cost-effectively protect or enforce our use of such technology, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology and obtain and use information, marks, or technology that we regard as proprietary. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

In addition, technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. Patent holding companies may also seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. Regardless of the scope or

validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets.

Bistro Planet may be unable to maintain, promote, and grow its brand without proper marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of food truck users or vendor relationships. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our platform, quality assurance, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based in large part on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers or suppliers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business. In addition, in recent years, there has been a marked increase in the use of social media platforms and other forms of Internet-based communications that provide individuals with access to broad audiences. Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted. Information concerning us, regardless of its accuracy, may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may materially harm our brand, reputation, performance, prospects and business, and such harm may be immediate and we may have little or no opportunity to respond or to seek redress or a correction.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company has conducted the following transactions with related persons:
During the period under review, there was a shareholder contribution in the amount of $50,000 in order to fund the Company's startup and development activities. See note 3 of Exhibit B for additional discussion.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $5 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5 million valuation cap, so you should not view the $5 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.
The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights.
As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

BUSINESS

Description of the Business
Bistro Planet offers an all-in-one technology platform that provides business tools to mobile food vendors and connects customers to the food they love.

Business Plan

Bistro Planet is a Los Angeles based technology platform for the mobile food vendor industry, specifically food trucks. We've built several key technologies to help bring this industry the technology it needs to match supply/demand and streamline many manual and wasteful processes. For foodies, we created a mobile app for foodies where they can discover nearby food trucks, browse their menu, order and pay. For food trucks, we created a mobile app that functions as as a logistics and operations too including a full featured POS (Including card reader/payment processing), ability to receive online orders, as well as ability to book their next vending location using our Lot Booking marketplace. Our revenue generation is three pronged. First, we charge a flat 5% order fee from food trucks, and a $0.99 convenience fee from consumers for remote or online orders by users of the Bistro Planet consumer app. Historically, this has equated to about ~9.75% of the total order value, assuming an average order size of approximately $20). Second, for POS at the food trucks, we charge a 2.75% transaction fee (with costs being 2-2.25%). Third, we charge a lot booking fee. Food trucks typically pay 10% of sales for a profitable lot. The average sales per shift are ~$1,000, so they typically pay $100. At the moment, the complete fee goes to lot brokers. We currently operate one lot directly under contract with Bistro Planet and have one third party lot booker using our platform, fee to be negotiated.

The Company's Products and/or Services

Product / Service	Description	Current Market
Technology Platform	On-Demand technology platform for the mobile food vendor industry, specifically Food Trucks	Food Truck owner/operators, commercial/residential landlords; and foodies

We have no new products in development.

We offer our services and products directly to customers via our online website.

Competition

We operate in a highly competitive and rapidly changing marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: (1) that we are one of the first platform companies for the mobile food vendor space; (2) our focus on solving the needs of food truck owners and supplying them with several key elements for their needs, including advanced supply rules; (3) a POS system designed specifically for food trucks, including features such as: a rewards program for points that can be used for free or discounted lots; priority Lot booking (early bird access to good lots); and advanced data analytics (use data to tell them where they should go to make the most amount of money etc.).

Customer Base

The Company's customers are primarily Food Truck owners and operators, commercial and residential landlords, and foodies.

Intellectual Property

The Company is dependent on the following intellectual property: Not Applicable.

Litigation

None

Other

The Company's principal address is 22900 Ventura Blvd, Suite 250, Woodland Hills, CA 91367.

The Company has the following additional addresses: Not Applicable.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.83%	$66,250
Software Development	7.88%	$1,968.75	18.23%	$136,750
Advertising	5.25%	$1,312.50	13.68%	$102,562.5
Reserves	2.63%	$656.25	4.56%	$34,187.5
Marketing	5.25%	$1,312.50	9.12%	$68,375
Operating Capital	31.50%	$7,875.00	45.58%	$341,875
Total	**100%**	**$25,000**	**100%**	**$750,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Roie Edery

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Founder, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Bistro Planet, CEO and Founder, October 2016 – Present - Business Development, Sales, Executive management
- Bespoke Holdings, COO, April 2016 - May 2017 - Business Development
- Eaze, Head of Product, April 2015-April 2016 - Technology design, Business Development
- IPC The Hospitalist Company, Vice President, Information Systems Operations, September 2000 - April 2015
    - Integral member of management team that establishes governance processes of direction and control and plans corporate and technology direction to ensure organizational objectives are achieved.
    - Lead strategic planning to achieve business goals by identifying and prioritizing development initiatives. Develop and present ideas to CEO and BOD. Provide vision beyond current technology and identify emerging technology to plan short- and long-term enhancements.
    - Led internal product development projects and spearheaded company's adoption of an outsourced software development model to augment existing programming resources and shorten time to market of key applications.

- Established a governance and compliance process that meets government, partner, and company expectations for patient information privacy as well as financial data security and integrity.

Name
Aleksey Klempner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO and Founder, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Bistro Planet, COO and Founder, October 2016 – Present – Technology lead, Operations
- LADevelopers, Inc., Principal, 2013 – Present – Business Development
- Eaze, Engineering, September 2013-January 2016 - Software engineering

Name
Eran Peery

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Founder, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Bistro Planet, Director and Founder, October 2016 – Present – advising the business by proposing different strategies and facilitating their execution.
- Insight Management Systems, Founder and CEO, 1994-Present - Business Development, Sales, Executive management

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Roie Edery

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Founder, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Bistro Planet, CEO and Founder, October 2016 – Present - Business Development, Sales, Executive management
- Bespoke Holdings, COO, April 2016 - May 2017 - Business Development
- Eaze, Head of Product, April 2015-April 2016 - Technology design, Business Development
- IPC The Hospitalist Company, Vice President, Information Systems Operations, September 2000 - April 2015
  - Integral member of management team that establishes governance processes of direction and control and plans corporate and technology direction to ensure organizational objectives are achieved.
  - Lead strategic planning to achieve business goals by identifying and prioritizing development initiatives. Develop and present ideas to CEO and BOD. Provide vision beyond current technology and identify emerging technology to plan short- and long-term enhancements.
  - Led internal product development projects and spearheaded company's adoption of an outsourced software development model to augment existing programming resources and shorten time to market of key applications.
  - Established a governance and compliance process that meets government, partner, and company expectations for patient information privacy as well as financial data security and integrity.

Name
Aleksey Klempner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO and Founder, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Bistro Planet, COO and Founder, October 2016 – Present – Technology lead, Operations
- LADevelopers, Inc., Principal, 2013 – Present – Business Development
- Eaze, Engineering, September 2013-January 2016 - Software engineering

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock (Voting Stock)
Amount outstanding	3,320,000
Voting Rights	Voting rights as described and established in the Bylaws
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Combined Offering	94.42%

Type of security	Class B Common Stock (Non-Voting Stock)
Amount outstanding	9,605,000
Voting Rights	Voting rights as described and established in the Bylaws
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable

Percentage ownership of the Company by the holders of such Securities prior to the Combined Offering	5.58%

Type of security	Convertible Notes
Amount issued	$300,000
Voting Rights	Not Applicable
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Other Material Terms	20% Discount, $5,000,000 valuation cap, 5% interest

The Company has the following debt outstanding: Not applicable.

Ownership
A majority of the Company is owned by a few individuals. Those people are Roie Edery, who owns approximately 35% of the Company; Aleksey Klemper, who owns approximately 35% of the Company; and Eran Peery, who owns approximately 25% of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Roie Edery	35.0%
Aleksey Klemper	35.0%
Eran Peery	25.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Bistro Planet, Inc., a California C-Corporation ("the Company"), was formed on October 7, 2016 and has had limited operations since its inception. The Company is headquartered in Woodland Hills, California.

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Liquidity and Capital Resources
The Company has incurred losses from inception to the reporting period of approximately $36,848 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the

issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions and advertising services. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $500,000).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $300,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $750,000 from investors through Regulation Crowdfunding before the deadline of February 23, 2018.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are

transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the period under review, there was a shareholder contribution in the amount of $50,000 in order to fund the Company's startup and development activities. See note 3 for additional discussion.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

Aleksey Klempner is the owner of LA Developers, Inc. ("LAD"), a company that assisted in development of the mobile application(s) and other software (the "Software") being used by Company in its business. LAD has a contract with the Company to provide ongoing Software support services for compensation. Roie Edery is a paid consultant for LAD relative to the services LAD provides for Bistro Planet.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Roie Edery
(Signature)

Roie Edery
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Aleksey Klempner
(Signature)

Aleksey Klempner
(Name)

Co-Founder and Director
(Title)

12/8/17
(Date)

/s/Roie Edery
(Signature)

Roie Edery
(Name)

Founder, CEO, Manager, Principal Financial Officer, and Principal Accounting Officer
(Title)

12/8/17
(Date)

/s/Eran Peery

(Signature)

Eran Peery

(Name)

Director and Co-Founder

(Title)

12/8/17

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Bistro Planet, Inc.

A California Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Period of October 7, 2016 (Inception) to December 31, 2016

TABLE OF CONTENTS

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management
Bistro Planet, Inc.
Woodland Hills, California

We have reviewed the accompanying financial statements of Bistro Planet, Inc. (a California Corporation), which comprise the balance sheet as of December 31, 2016, and the related statements of operation, shareholders' equity (deficit) and cash flows for the period of October 7, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, Bistro Planet, Inc. relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Bistro Planet, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

November 27, 2017

Bistro Planet, Inc.

Balance Sheet

(unaudited)

		As of December 31, 2016
Assets		
Current Assets		
Cash	$	25,181
Credit Card & Other Receivables		431
Total Current Assets		25,612
Total Assets	$	25,612
Liabilities		
Current Liabilities		
Accounts Payable	$	11,882
Shareholder Advance		-
Total Current Liabilities		11,882
Total Liabilities	$	11,882
Commitments & Contingencies		-
Shareholders' Equity		
Common stock, Par Value $0.0001; 20,000,000 Authorized, 5,780,000 shares issued and outstanding as of December 31, 2016	$	578
Additional Paid In Capital		50,100
Accumulated deficit		(36,948)
Total Shareholders' Equity		13,730
Total Liabilities and Stockholders' Equity	$	25,612

See accountants' review report and accompanying notes to the financial statements.

Bistro Planet, Inc.

Statement of Operations

(unaudited)

		October 7, 2016 (inception) through December 31, 2016
Revenues	$	3,363
Cost of Sales		
Indirect Costs		3,741
Total Cost of Sales		3,741
Gross Profit	$	(378)
Operating Expenses		
Advertising	$	7,065
Contract Labor		19,913
Insurance		500
Management Fees		578
Meals and Entertainment		89
Office Expenses		3,395
Professional Fees		5,000
Utilities		30
Total Operating Expenses		36,570
Net Loss Before Income Taxes		(36,948)
Provision For Income Taxes		-
Net Loss	$	(36,948)

See accountants' review report and accompanying notes to the financial statements.

Bistro Planet, Inc.

Statement of Changes in Shareholders' Equity (unaudited)

For the period from October 7, 2016 (inception) through December 31, 2016

	Common Shares		Additional	Accumulated	Total Shareholders'
	Shares	Amount	Paid in Capital	Deficit	Equity
Balance - October 7, 2016 (inception)	-	$ -	$ -	$ -	$ -
Founders Shares issued for Services	5,780,000	578	-	-	578
Related Party Contribution	-	-	50,100	-	50,100
Net loss	-	-	-	(36,948)	(36,948)
Balance - December 31, 2016 *	**5,780,000**	**$ 578**	**$ 50,100**	**$ (36,948)**	**$ 13,730**

* All shares have been updated to reflect the two for one stock split

See accompanying independent accountants' review report and notes to the financial statements.

Bistro Planet, Inc.

Statement of Cash Flows

(unaudited)

		October 7, 2016 (inception) through December 31, 2016
Cash flows from operating activities		
Net loss	$	(36,948)
Founders Shares Issued for Services		578
Increase in Accounts Receivable		(431)
Increase in Accounts Payable		11,882
Increase in Shareholder Advance		-
Net cash provided by operating activities		(24,919)
Cash flows from financing activities		
Related Party Contribution		50,100
Net cash provided by financing activities		50,100
Net increase in cash		25,181
Cash at beginning of period		-
Cash at end of period	$	25,181
Supplemental cash flow information:		
Cash paid during the period for:		
Interest		-
Income taxes		-
	$	-

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

Bistro Planet, Inc., a California C-Corporation ("the Company"), was formed on October 7, 2016 and has had limited operations since its inception. The Company is headquartered in Woodland Hills, California.

Bistro Planet is a technology platform for the mobile food vendor industry, specifically Food Trucks. The Company has built several key technologies to help bring this industry the technology it desperately needs to match supply/demand and streamline many manual and wasteful processes. For foodies, the Company created a mobile app for customers where they can discover nearby food trucks, browse their menu, order and pay. For foodies, the Company created a mobile app where they can discover nearby food trucks, browse their menu, order and pay. For food trucks, the Company created a mobile app that functions as a logistics and operational tool which includes a full featured POS (Including card reader/payment processing), ability to receive online orders, as well as the ability to book their next vending location using the Company's Lot Booking marketplace.

The Company's fiscal year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2016, the Company recognized $7,065 in advertising costs.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal

operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Revenue Recognition

The Company recognizes revenue from its app subscribers and from advertising services when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when subscriptions and services are sold, net of any applicable discounts. There was $3,363 of revenues for the period under review.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are depreciated over the shorter of the useful life or life of the lease. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. As of December 31, 2016, there was no Property or Equipment.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax basis of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the California State Franchise Tax Board. As such all tax years are currently open to examination.

The Company currently has a tax net operating loss (NOL) of $36,848 for which it may receive future tax benefits. However, as of December 31, 2016, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2106, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2016, the Company had $25,181 in cash.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

During the period under review, there was a shareholder contribution in the amount of $50,000 in order to fund the Company's startup and development activities. See note 3 for additional discussion.

NOTE 3 – STOCKHOLDERS' EQUITY

At inception, the Company authorized 3,000,000 shares of common stock and 1,000,000 shares of preferred stock with a par value of $.0001. There were 1,070,000 founders' shares issued to Roie Edery, 1,070,000 founders' shares issued to Aleksey Klempner, and 750,000 founders' shares issued to Eran Peery in exchange for services. On July 1, 2017 the Company subdivided and split these issued shares into 2. After the split Roie Edery had 2,140,000 shares, Aleksey Klempner had 2,140,000 shares, and Eran Peery had 1,500,000 shares. All figures in these financial statements have been updated to reflect the two for one stock split.

There was a contribution of $50,000 made by a related party included in Additional Paid in Capital. At some point in the future, the Company will be issuing shares to the individual, however, as of the date these financials were issued, the amount of shares had not yet been decided. Once the number of shares to be issued is determined, there will be a reclassification from Additional Paid in Capital to the appropriate equity accounts.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $36,848 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional

capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions and advertising services. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2016 through November 27, 2017, the date these financial statements were available to be issued, and has determined that the following events require disclosure:

On June 1, 2017 the Company's board concluded that it was in the best interest of the Company to employ Roie Edery as the Chief Executive Officer of the Corporation and Aleksey Klempner as the Chief Operating Officer to perform duties in such capacity and, in exchange, that each be paid an annual salary of $150,000 (subject to commencement triggers for the payment of such salary), the grant of 450,000 shares of restricted common stock and such other compensation and benefits.

On July 1, 2017 the Company authorized an additional 17,000,000 shares of common stock of the corporation bringing the total number of authorized shares of common stock to 20,000,000. Of those, 10,000,000 shares of said common stock were designated Class A common stock with a par value of $.0001 per share and 10,000,000 were designated Class B Common Stock with a par value of $0.0001 per share. The Company previously authorized a class of shares designated as preferred stock, all of which were authorized but unissued. The stock will be deemed unauthorized until such time the Company's Board of Directors resolves otherwise.

On July 1, 2017 the Company further resolved that each holder of Class A common stock shares shall be entitled to vote on all matters and shall have one vote for each share of Class A common stock held by such holder and be entitled to receive, to the extent permitted by law, such dividends as may be declared by the Board of Directors, in its discretion, for the benefit of common stockholders.

On July 1, 2017 the Company further resolved that the rights, preferences, powers and privileges of Class B common stock would be identical to those of Class A common stock except with respect to voting, in which case Class B common stock holders shall have NO voting rights.

On July 1, 2017 the Company resolved that each outstanding share of Common Stock of the Corporation that exists as of the resolution date shall be reclassified as and deemed Class A Common Stock shares and each such share shall be subdivided and split into 2.0 shares of Class A Common Stock.

EXHIBIT C

PDF of SI Website


DISCOVER THE
FOOD TRUCK
UNIVERSE.
Download The App
DISCOVER. ORDER. EAT.
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Bistro Planet

Technology platform for the mobile food vendor industry. Edit Profile

$500	$5,000,000	Convertible Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Bistro Planet is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Bistro Planet without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Transaction Value On Platform Since Launch

$200,000

Total Food Transactions Since Launch

11,500+

- More than 10,000 combined app downloads (Bistro Planet and Bistro Connect).
- Distribution partnerships with property management companies like Sequoia Equities and Lakewood Apartments.
- Strong social media presence with 36,000+ Twitter followers and 16,000+ Instagram followers.
- Exclusive technology vendor for the Greater Spokane Food Truck Association.
- 300+ Food Truck partners in launch markets of LA, SF Bay Area, and Orange County.

- Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Convertible Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

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Bistro Planet is optimizing the mobile food economy and connecting foodies to the street food they love.

Based in Los Angeles, Bistro Planet is a food truck solutions technology company that is enhancing the mobile food experience for customers and food truck owners alike. From free downloadable apps for consumers to operations and marketing systems for food truck owners, Bistro Planet aims to grow the food truck industry as a complement and alternative to traditional brick and mortar restaurants and food delivery.

Bistro Planet is connecting customers with some of the best food trucks in the city and helping to create a great experience for foodies, food truck owners, and lot mangers.

Pitch Deck


BISTRO
PLANET
OPTIMIZING THE MOBILE FOOD ECONOMY
Bistro Planet offers an All-In One technology platform that provides crucial business tools to mobile food vendors and connects customers to the food they love

Highlights
Pitch Deck
Team Story
Term Sheet
Financial Discussion
0 comments
Overview
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room
SeedInvest

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Product & Service

For consumers, the Bistro Planet app facilitates foodies locating their favorite food trucks in real-time and discovering new food trucks nearby, then browsing menus, ordering, and paying on line. The app tracks orders so foodies know the status and know when their food is ready. No more waiting to order. They get more time for fun, work, whatever.

For food truck owners, Bistro Planet provides a turnkey logistics platform to help manage and grow their business. Bistro Connect Technology is a comprehensive marketing and operational system that enables food truck owners to book profitable lots, manage online and onsite orders, and monitor truck performance in real-time. It also has an integrated Point of Sale (POS) system for customer transactions and a social media feed for marketing.

A dynamic industry needs a dynamic solution. Bistro Connect has many real-time business management features. It enables food truck owners to change their menu, prices, and descriptions online for immediate updates, so customers using the Bistro Planet app can always have the latest information. The system also provides detailed sales information by item for supply planning and provides geo-mapping, so trucks can plan schedules and drive times appropriately.

Bistro Planet's lot booking application connects lot managers with food truck owners, showing available events and lot slots in real-time, enabling efficient lot booking and facilitation of slot payments and event marketing.

Gallery



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Media Mentions

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Team Story

Roie Edery and Aleksey Klempner are no strangers to the tech world. They built the technology for successful California-based cannabis technology industry leader, Eaze. Now they are turning their attention to the mobile food economy. Bistro Planet's solutions bring efficiency, choice, and transparency to a growing market.

Founders and Officers



Roie Edery
FOUNDER AND CEO

Roie's career spans 20 years in executive leadership roles. He spent 15 years as a VP of IT for a publicly traded healthcare company, and most recently was a part of the founding team at Eaze, where he led the product and engineering teams and was instrumental the company's success in becoming a leading marketplace in its category.



Aleksey Klempner
FOUNDER AND HEAD OF MARKETING

Aleksey's career spans 20 years as an innovator in the marketing technology field. He's served as CTO and CMO in organizations in the entertainment and healthcare fields. Most recently, Aleksey was part of the founding team at Eaze, where he led the marketing technology team in charge of the company's successful growth strategy.



Eran Peery
FOUNDER

Throughout his 30 year career, Eran has served in several executive roles, most notably as CEO of a successful healthcare diagnostics software company, where he leads the sales and growth efforts of the organization.

Notable Advisors & Investors



Mark Thompson

Advisor, Entertainment, Radio & Media executive



Thiago Tavares

Advisor, CFO & Legal - Latam Exports @ The Kraft Heinz Company



Cathy Gueli

Advisor, Global Marketing and Stratagy Group at Xerox Corporation



Phillip Dane

Advisor, 20 year industry veteran, owner of The Odd Market events company



Stephanie Wilkes

Advisor, President Global Gum and Candy at Mondelēz International

Q&A with the Founder

Q: Could you tell us more about Bistro Planet and your products?

Bistro Planet: We have three key pieces of technology that enable us to service food trucks, and their customers: (1)our Bistro Planet Consumer application (Android and iOS), which allows users to browse, order, and pay nearby food trucks using the app; (2) Bistro Connect, a Point of Sale (POS) solution for Food Truck owners; and (3) Bistro Planet Web Portal, which operates as a lot booking marketplace for food truck owners. Currently, approximately 60% of our food truck revenue comes from vending on paid private spots (both commercial and residential).

Q: What is your current business/revenue model?

Bistro Planet: Our revenue generation is three pronged. First, we recognize revenue from remote or online orders by users of the Bistro Planet consumer app. We charge a flat 5% order fee from food trucks and a $0.99 convenience fee from the consumer. Historically, this has equated to about ~9.75% of the total order value (assuming an average order size of approximately $20). Second, for POS at the food trucks, we charge a 2.75% transaction fee (with costs being 2-2.25%). Third, we get revenue from lot booking fees. Food trucks typically pay 10% of sales for a profitable lot. The average sales per shift are approximately $1,000, so a typical payment is $100. At the moment, the complete fee goes to lot brokers. We currently have two large lot bookers that are using our platform for free, and we're in talks with them about a 5% fee going forward.

Q: Could you tell us more about your partnerships with property managers as well as universities?

Bistro Planet: We are getting closer to approaching landlords and asking them for a long term managed service agreements in which Bistro Planet gets a monthly stipend from our client to run this program. We believe that this will help shield us from some of the slow months, as there will be a minimum guaranteed amount of fees we will be collecting to keep the program running. Our strategy here is to quickly get up and running and prove the value of Bistro Planet value to them and their clients. We have an opportunity to take the lead in this relationship or at least protect our continued involvement with their contracts. We have also reached an agreement with them to run the operations at Bistro Planet owned lots for 30% or our lot booking fee. At some point, they are likely going to be raising capital to fuel growth. I feel that if we can close our round quickly, our capital standing could also contribute to us being able to negotiate favorable terms for Bistro Planet.

Q: We saw some reviews regarding your app in terms of incomplete menus and how food trucks that are not on the platform are still listed. How are you addressing these concerns?

Bistro Planet: Our consumer app, Bistro Planet has been the technology that we've invested the least amount of resources and improvements on since launch. It is a very basic version 1. Since at the moment we are in capital conservation mode, we've had to be strategic with where we deploy our capital and development resources and we chose to invest in Bistro Connect, the POS, create the lot booking marketplace etc. Post funding, we will be investing in enhancing the consumer app to address these concerns.

Q: Do you have any formal IP?

Bistro Planet: All our technology has been built from the ground up and is proprietary to us (including the POS). We are not licensing any technology from third parties (except we are using CardFlight SDK to push our POS transactions to Authorize.Net). We have not filed any patents or trademarks at the moment.

Q: What does your integration process look like and how long does it typically take?

Bistro Planet: Our system is relatively mature and many areas are streamlined and self-service based. Some key onboarding processes are: (1) Scaling to other territories, which is a simple process of drawing the territory boundaries in our web portal as an admin and saving. Each territory can have unique settings such as different fee structure and tax settings. (2) The lot creation process, which we built as a self-service feature that independent lot bookers can use. This process is simple, streamlined, with a wizard-type approach, and it takes just a couple of minutes to add a lot to our system via our web interface. (3) Truck onboarding, which encompasses several products, and is self-serve and simple for truck owners.

Q: What do you consider as feasible exit opportunities?

Bistro Planet: Let me start by saying that we are aiming to create a successful business that's got traction and healthy revenue. We are focused on dominating our local SoCal marketplace, really proving out the business model, and learning our lessons (Universities are the exception we are scaling through the pacific northwest). We believe we have the opportunity to become a true leader of the $2.7 billion food truck industry, and assist in growing it significantly. If we are successful in opening up new lots and new opportunities for trucks, then we think fewer trucks will go out of business and more trucks will get on the road. Especially for new truck owners (who never knew how things used to be in "the old days"), our vision is that using our tech will be a very natural and logical thing for them: buy a truck, get Bistro Planet, start earning money. That said, we believe that possible exits are: IPO (for example, GrubHub raised $200 million and now has a $5+ billion market cap); acquisition by on-demand food services such as Door Dash, Eat24, GrubHub (to augment their restaurant supply and add Food Trucks as an option to their customers); by POS providers such as Square (to capture or augment their share of the Food Truck market).

Q: After this raise, how much do you plan on taking as salary?

Bistro Planet: Post-raise, the two full time co-founders (Roie and Aleksey) plan to take a salary of $125,000 per year, which will commence when we raise $500,000. We also intend to bump the salary to $150,000 a year when we raise $1,000,000. The third partner does not have an employment agreement or any salary expectations.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $500,000	US $500,000
Minimum investment	$20,000	US $500
Target minimum	US $300,000	US $300,000
Conversion discount	20.0%	20.0%
Valuation cap	US $5,000,000	US $5,000,000
Interest rate	5.0%	5.0%
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

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If Minimum Amount Is Raised


Software Development
Marketing
Advertising
reserves
Operating Capital

If Maximum Amount Is Raised


Operating Capital
reserves
Advertising
Marketing
Software Development

Investor Perks

- **Bronze - $5000+**: Bistro Planet branded t-shirt plus $100 in credits towards Food Truck catering at a private event of your choosing (great for birthday parties, corporate events, etc.)
- **Silver - $10,000+**: Bistro Planet branded Swag Pack (t-shirt, cap, sunglasses) plus $250 in credits towards Food Truck catering at a private event of your choosing (great for birthday parties, corporate events, etc.)
- **Gold - $25,000+**: Swag Pack plus $1,000 in credits towards Food Truck catering at a private event of your choosing (great for birthday parties, corporate events, etc.)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Our current business model consists of two primary revenue streams:

1. **Food Truck lot based bookings/transaction revenue**: Food Truck owners are accustomed to paying up to 10% of sales to book a good lot, and the more lots we have on our platform, the more revenue we can capture as a lot booking agent. In addition to booking fee revenue, we also collect transaction-based revenues when trucks use our POS payment processing solution and when consumers use our order ahead app.
2. **Catering and experiential marketing based revenue**: The second revenue stream is our Catering and Experiential marketing practice. We are able to capture inbound interest in acting as an agent sourcing and qualifying Food Trucks for events, festivals, and parties and charge a commission for coordinating this for our clients. Additionally, we work with brands and agencies who wish to include Food Trucks as part of their activation or experiential campaigns

Market Landscape

The mobile food vendor category has experienced rapid growth over the last 5 years, but it still has many challenges. At the moment the industry is fragmented: most food trucks are independently owned/operated and we believe there is no technology solution that is complete enough to consolidate the industry. Bistro Planet's suite of technologies which include our Lot Booking Marketplace, Bistro Connect POS, and Bistro Planet consumer ahead apps offer us a unique opportunity to disrupt the mobile food vendor space by connecting market participants under one roof, with purpose-built technology made specifically for this market. We aim to aggregate the supply of Food Truck vending lots, offer sales tracking and data analytics via our POS credit card processing system, and offering foodies real choice to locate nearby trucks, order ahead, and pay via the app, thus skipping long food truck lines.

Risks and Disclosures

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EXHIBIT D

Investor Deck

BISTRO
PLANET

OPTIMIZING THE MOBILE FOOD ECONOMY

Bistro Planet offers an All-In One technology platform that provides crucial business tools to mobile food vendors and connects customers to the food they love

BISTRO
PLANET

This presentation contains offering materials prepared solely by Bistro Planet without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PROBLEM

BISTRO PLANET

The industry is growing but truck owners are struggling to stay afloat

FOOD TRUCK ECONOMY HAS GROWN

2012

from $650 Million

2017

to $2.7 Billion



$
$
$
$
$

MANY TRUCKS STRUGGLE

- Shortage of profitable vending locations
- Lack of predictability in demand
- Lack of business tools to manage scheduling, operations, finances, marketing

Business Model - Where we fit in our category

Traditional Brick & Mortar

On-Demand Delivery


i'm lovin' it
BAJA FRESH
MEXICAN • GRILL
TACO BELL
CAFE
BISTRO
PLANET
UBER
EATS
GRUBHUB
DOORDASH

High startup cost
Not on trend with millennials
Not convenient

On trend with millennials
Delivers on "Better, faster, cheaper"
Positioning supply near demand, provides convenience + an optimized fixed cost model

High cost to consumer
Hard to economize
Hard to reduce cost

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Lot booking marketplace

- Truck owners visit the marketplace to book profitable vending lots
- We aggregate third party lots, events, and Bistro Planet managed lots



Bistro Connect Truck App

Real time app

Truck crews can advertise their location to Bistro Planet users, accept online orders and provide an accurate pickup time

Integrated POS

A full featured POS capable of processing credit, debit and cash payments for onsite orders

Hardware agnostic

Supports current iOS & Android mobile phones and tablets as well as most bluetooth printers


Create Order
Change
Total = $11.99
Cash Received
$0.00
Change due =
$1.00
$5.00
$10.00
1
2
3
4
5
6
7
8
9
0
AT&T
12:49 PM
77%
Home
Order Details
Reject
1-201
12:48 PM
Ramin Azizi
TOTAL
$15.26
TIP
$1.53
Total number of items: 1
1 x Classic Burger
$11.00
Toppings
Avocado
$1.00
Combo
Fries + Drinks
$2.00
Accept Order
Create Order
Classic Burger
Note
Quantity
1
Toppings
Optional Many
Avocado
$1.00
Extra Cheese
$1.00
Combo
Optional One
Fries + Drinks
$2.00
Add
Home
Send Receipt
New Sale
Thanks!
How do you want to receive you digital receipts?
Email Receipt
Send
Text Receipt
Send
Print Receipt
No Thanks

Bistro Planet App for foodies

Discover nearby food trucks

Users browse nearby gourmet Food Trucks by cuisine type, distance, or a list of favorites in real-time.

Order online

Using the app, foodies can browse the Food Truck's menu, order and pay.

Push Notification

The app communicates with foodies in real time, notifying them of nearby trucks, and passing on specials and offers to increase engagement.


22988 Ventura Boulevard, Los Ang
OPENS AT 11:00 AM
THATS MY PASTA
Create your own Pasta Masterpiece!
26 MINS
OPENS AT 11:00 AM
HOLYFRIJOLES
Kosher Mexican Food. Wait... Whaat?
30 MINS
OPENS AT 11:00 AM
BIG GREEN BOWL
41


Back
MY ORDER
BOOL BBQ
Add items
1. Bool Bowl $10.00
BoolGoGi Ribeye Beef
Add a Note (extra cheese, extra sauce...)
Subtotal $10.00
Tax $0.00
Tip $1.50
Convenience Fee $0.99
Total $12.49
Payment **** **** **** 8764
Enter promo
SELECT TIP AMOUNT 15% $1.50
No Tip
10% $1.00
15% $1.50
20% $2.00
Custom
PLACE ORDER

Recent user survey (100 responses)

I like having a weekly Food Truck program on site as an amenity


100%
80%
60%
40%
20%
0%
Strongly Agree
Agree
Neutral
Disagree
Strongly Disagree

This figure and data results from a survey conducted by Bistro Planet and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements

Recent user survey (100 responses)

Having a Food Truck program as an amenity is a factor in renewing my lease


Strongly Agree
Agree
Neutral
Disagree
Strongly Disagree
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

This figure and data results from a survey conducted by Bistro Planet and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements

Recent user survey (100 responses)

Favorites We love the Mexican food that comes every other Monday and Thursday. We look forward to it every week. We even invite friends over and make it our weekly gathering on the Mexican food nights. One of our friends that would come over loved the community so much, they are now a resident of Alicante (unit 6206). Thank you for having these types of programs.

10/1/2017 12:51 AM View respondent's answers Categorize as...

Favorites I really like the option when we have not bought groceries for dinner. It's very convenient!! My wife and I like the taco lady. We would definitely renew lease if the program continues :)

9/28/2017 4:30 PM View respondent's answers Categorize as...

Favorites I have really enjoyed having the food truck program. It's one of the things that I mention when my friends ask about my new apartment. I also like that the food trucks stay on site late. Sometimes, I have a late day at work and I can grab food from the food truck rather than worry about cooking a full meal. Thanks for providing this program to your residents!

9/28/2017 12:36 PM View respondent's answers Categorize as...

This figure and data results from a survey conducted by Bistro Planet and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements. The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice

IT TAKES A STRONG TEAM TO REDEFINE AN INDUSTRY

Talented and strategic team with on-demand technology, marketing, operations & mobile food industry experience

OUR TEAM



Roie Edery
Co-founder, CEO



Aleksey Klempner
Co-founder, Product



Eran Peery
Co-founder, Sales



Melissa Balam
Marketing & Growth Contractor



Chloe Janckowitz
Partner Relations Contractor



Meghan Nystrom
Social Media Contractor



Ryan Zalucky
Sales & Business Development Contractor

IT TAKES A STRONG TEAM TO REDEFINE AN INDUSTRY



Thiago Tavares
CFO Latin America @ Kraft Heinz Company



Stephanie Wilkes
President of Global Gum & Candy @ Mondelez Intl.



Cathy Gueli
VP Sales & Channel Strategy @ Xerox Corp

ADVISORY BOARD



Mark Thompson
Seasoned TV & Radio personality



Phillip Dane
CEO The Odd Market Events Company

Exit Opportunity

POS

Square

PayPal

Food Services

sodexo

aramark

On-Demand Food Delivery

POSTMATES

GRUBHUB

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E

Video Transcript

Exhibit E – Video Transcript

Title: Bistro Planet App
Link: https://www.youtube.com/watch?v=YG7TZnEKM_E

People around the world love street food, and some of the best gourmet food is rolling down our streets in food trucks. Sometimes, finding a truck is an adventure, but other times, if your time is short, and you can't get the flavor you are looking for, not so much. Meet Bistro Planet. The app that saves you time, while connecting you with your favorite foods. This cool app shows you food trucks nearby, and helps you locate them in real time.

Once you see the truck that you want, you can browse the menu, order, and pay: all through your phone. No more waiting to order, or waiting for your food to be ready. Bistro Planet saves you time, so you can do better things like call a friend, send that last email, or even go for a walk.

When your food is ready, you'll get an alert so that you can grab your meal and go. Easy, breezy.

Bistro Planet lets you discover and get quick access to the food this city has to offer, in a way that works for your schedule. So download the app, and join the food truck universe, at Bistro Planet.

Title: Bistro Planet Food Truck owner testimonials
Link: https://www.youtube.com/watch?v=QYYkgBN7Fw8

00:00: you're watching Bistro Planet TV my name's
00:02: Louise Hatton and right now I'm joined
00:03: by Yelena who is the manager of which
00:07: truck? Big Bali and we are from Bali to Cali
00:10: Bistro Planet's really helped us we're
00:12: getting people to know where we are who
00:14: we are trying our food it's been a
00:16: really great partnership I thought it
00:18: was a really great idea
00:19: people are always in their offices and don't have enough
00:21: time to run down we want to serve
00:22: everybody so it was a really great tool
00:25: for them to do that it's been a great
00:26: partnership we absolutely adore them
00:28: they've given us a lot of great business
00:29: a lot of great feedback and people love
00:31: the app.

0:32: I actually have my MBA from Vanderbilt and I got my undergraduate
00:36: degree from Howard University in
00:38: Washington DC it's an in journalism you
00:40: know Bistro planet I think is something
00:41: unique and cool and hip you've got a
00:44: technology and app and a number of
00:47: things that help people like myself food
00:49: truck owners kind of get out there and
00:51: connect with customers that we wouldn't
00:53: know traditionally connected with you
00:54: know each day we go to different
00:56: locations, but this helps customers who
00:59: are looking for us find us more easily when they order through the app
01:03: they get to come to the truck get their
01:05: food and not have to wait in line so
01:07: it's increased our productivity as far
01:09: as selling food and getting our feel out
01:12: to our customers

Title: Bistro Planet foodie testimonials
Link: https://www.youtube.com/watch?v=UBJgoHNx3Ww

00:00: the Bistro Planet app is amazing it
00:02: means I can share my code with different
00:05: people they get discount on their food
00:07: and I make money from it what's not to
00:10: love about that?
00:10: convenient, delicious, fun easy to use
00:15: accessible yummy.

00:18: Bistro Planet is great
00:19: convenient
00:20: amazing
00:21: delicious
00:22: yeah
00:23: we love bistro planet. we actually
00:28: met at a food truck (we did meet at a food truck). yeah Bistro planet
00:31: thank you for making dreams come true.

Title: Bistro Planet interview with Jason Nazar
Link: https://www.youtube.com/watch?v=_JczWSLBLUI
00:00: (Jason Nazar): a new startup like Bistro planet that's creating content to help people find
00:05: amazing food trucks… it's funny I had the idea for Bistro Planet four years ago
00:09: it's somewhere in a notebook of mine so I'm glad somebody did it it looks like

00:13: you are gonna be super successful if I were if I was smart I would have invested in you
00:17: (Bistro Planet): there's still an opportunity, you know, we can put that on the menu

EXHIBIT F

DISCLOSURE STATEMENT

1) As of the date of this Disclosure Statement, the Company has authorized 10,000,000 shares of Class A Common Stock (voting) and 10,000,000 shares of Class B Common Stock (non-voting). The Corporation has authorized the issuance of 6,680,000 shares of Class A Common Stock. In addition, together with shares being issued pursuant to this Agreement, the Corporation has issued or has agreed to issue a total of 395,000 shares of Class B Common Stock. 900,000 shares of the Class A Common Stock are Restricted Shares issued to executives and subject to vesting, as are most of the Class B Common Stock (vesting over shorter periods of time). Agreements containing specific vesting schedules and other terms are available on request.

2) The Corporation has adopted a Stock Plan, which has remaining, 205,000 shares of Class B Common Stock authorized but unissued.

3) Aleksey Klempner is the owner of LA Developers, Inc. ("LAD"), a company that assisted in development of the mobile application(s) and other software (the "Software") being used by Company in its business. LAD has a contract with the Company to provide ongoing Software support services for compensation. Roie Edery is a paid consultant for LAD relative to the services LAD provides for Bistro Planet.

3) Eran Peery, a shareholder/officer of the Company, has lent the Company a total of $150,000.00. Roie Edery and Aleksey Klempner, also shareholders of the Company, have also each loaned the Company $35,000.00 (for an aggregate of $70,000). These shareholders have agreed in principal, but not formally, binding or through a signed writing, to convert their debt into a convertible note or simple agreement for equity the terms of which would be similar to any convertible note or "SAFE" issued in the next financing round (which terms would be approved by the Board and could include a maturity date for repayment of the debt, reasonable interest, a maximum valuation cap and discount rate for conversion).

4) Growth DNA, Inc., a software development company owned by Aleksey Klempner and Roie Edery, became involved in the early stages of development of the Software while performing software development services for another company that had sought its assistance to develop an alternative ordering method for brick and mortar restaurants. Growth DNA derived and disclosed to the third party the idea of transforming the intended business into one directed at the food truck industry, and Growth DNA began developing a software application for it. The third party decided to cease operating, and Growth DNA and the third party ended their relationship amicably and with the signing of an Agreement and Mutual Release (also for the benefit of Roie and Aleksey) to acknowledge and provide, among other things, that Growth DNA had originated the idea for the food truck application, that no proprietary information (as such term had been defined in a non-disclosure agreement) had been disclosed / received by Growth DNA, that the third party would not have any rights to the food truck software application or any pecuniary gain to be derived from it, and a release of claims the nature of which arose at any time prior to the release. The settlement agreement containing the specific and express provisions is available on request.

5) Roie Edery and Aleksey Klempner have executive employment agreements with the Company effective June 1, 2017 providing for a Base Salary of $150,000, however, with a commencement and accrual of the Base Salary only occurring on certain triggering events. Upon the Company raising no less than $500,000 in equity/debt fundraising, a reduced Base Salary of $125,000 per annum shall commence as to each executive, and upon an equity/debt fundraising of $1,000,000, Base Salary is to commence. In any event, Base Salary will commence/accrue staring 6 months after the effective date. Each executive shall be granted and is (or will be) a party to a Restricted Stock Purchase Agreement whereby they have been or

will be issued 450,000 shares of Class A Common Stock that “vests” over a 2 year period (with a 6 month cliff included), and with the Company entitled to repurchase “unvested” shares upon the happening of certain events (for example, executive’s resignation or termination for cause). A copy of the Employment Agreements and Restricted Stock Purchase Agreements are available for review.

The foregoing disclosures are intended to supplement any other disclosures provided to Consultant/Advisor. Consultant/Advisor acknowledges that he/she has been invited and encouraged to inquire with Company and its directors and officers, and seek such further information, as they deem necessary or desirable with respect to any and all of the above disclosures. Consultant/Advisor represents that he/she is not relying on the foregoing disclosures as being inclusive of all terms of the agreements referenced, or as representations or guarantees of performance or enforceability of them or by any of the parties thereto. Consultant/Advisor is encouraged to request and review any agreements referenced above, and make any further inquiries they deem prudent, and by executing this Agreement acknowledge that they have done so to their full satisfaction.